Exhibit 99.1

Bragg Powers Super Technologies’ Entry into Greece with RGS and Aggregation Offering

Agreement expands Bragg’s footprint in one of Europe’s most established regulated markets

Toronto, April 30, 2026 – Bragg Gaming Group (“Bragg” or the “Company”) today announced its role in supporting Super Technologies’ successful launch in the regulated Greek market through its flagship brand, Superbet, marking a significant milestone in Bragg’s ongoing global expansion strategy.

Through this partnership, Bragg is delivering its RGS games alongside its HUB aggregation platform, providing access to a diverse portfolio of premium 3rd party content. This includes titles from leading studio partners such as Playson, Wazdan, IGT, Synot, and Spribe.

The launch represents Superbet’s official entry into Greece, one of Europe’s most mature and well-regulated iGaming markets, and further strengthens Bragg’s position as a key technology and content partner for tier-one operators expanding into new jurisdictions.

Superbet’s launch combines a “sports-first” philosophy with a compelling iGaming experience tailored to local player preferences. Over the past 12 months, Superbet has built a strong local presence in Athens, enabling a highly localized approach supported by global expertise.

This launch underscores the scalability and flexibility of Bragg’s platform, enabling rapid market entry while delivering localized, high-quality player experiences in regulated environments.

Neill Whyte, Chief Commercial Officer at Bragg Gaming Group, said: “We are delighted to support Superbet’s entry into Greece with our full suite of RGS and aggregation capabilities. As the preferred partner to Super Technologies, this launch reflects a partnership built to win.

It highlights the strength of our technology and content ecosystem and our ability to scale in regulated markets. Greece is an exciting opportunity, and we look forward to supporting Superbet’s long-term growth in the region while continuing to power this commercial brand across multiple territories.”

Adam Lamentowicz, Chief Commercial Officer CEE at Super Technologies, commented: “Every decision that we take is based on our customer-centric vision. And our partnership with Bragg serves this vision by offering the best entertainment experience to our Greek customers. Greece is a mature and thriving market, and we are confident that our product offering will have an immediate impact.”

As Superbet establishes its presence in Greece, Bragg will continue to enhance the offering with new content, features, and partnerships, reinforcing both companies’ commitment to delivering best-in-class gaming experiences.

About Bragg Gaming Group

Bragg Gaming Group (NASDAQ: BRAG, TSX: BRAG) is a leading iGaming content and platform technology solutions provider serving online casino, sports betting and lottery operators with its proprietary, exclusive and aggregated casino games content, and its cutting-edge player account management (“PAM”) and player engagement technology. Bragg Studios offer high-performing and passionately crafted casino game titles using the latest in data-driven insights from in-house brands including Wild Streak Gaming, Atomic Slot Lab and Indigo Magic. Its proprietary content portfolio is complemented by a selection of exclusive titles from carefully selected casino games studio partners under the Powered by Bragg program. Games built on Bragg’s remote games server (“RGS”) technology are distributed via the Bragg HUB content delivery platform and are available exclusively to Bragg customers. Bragg’s powerful, modular PAM technology powers multiple leading iGaming brands and is supported by expert in-house managed, operational, and marketing services. Online casino games and products delivered via the Bragg HUB, either exclusively or from Bragg's extensive aggregated casino games portfolio, are managed from a single back-office, with a cutting-edge data platform, and Bragg’s award-winning Fuze™ player engagement toolset. Bragg is licensed, certified, or otherwise approved and operational in over 30 regulated iGaming markets globally, including in the U.S., Canada, LatAm and Europe.

Cautionary Statement Regarding Forward-Looking Information

This news release contains forward-looking statements or “forward-looking information” within the meaning of applicable Canadian securities laws (“forward-looking statements”), including, without limitation, statements with respect to Bragg’s market entry into Greece via its partnership with Super Technologies; and the impact on the Company’s strategic growth initiatives and corporate vision and strategy. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and allowing readers to get a better understanding of the Company’s anticipated financial position, results of operations, and operating environment. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or describes a “goal”, or variation of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

All forward-looking statements contained in this news release reflect the Company’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. All of the Company’s forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although the Company believes that these assumptions are reasonable, this list is not exhaustive of factors that may affect any of the forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the Company’s financial resources and liquidity; the regulatory regime governing the business of the Company; the operations of the Company; the products and services of the Company; the Company’s customers; the growth of the Company’s business; meeting minimum listing requirements of the stock exchanges on which the Company’s shares trade; the integration of technology; and the anticipated size and/or revenue associated with the gaming market globally. Forward-looking statements involve known and unknown risks, future events, conditions, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, prediction, projection, forecast, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others, the following: risks related to the Company’s business and financial position; risks associated with general economic conditions; risks related to the Company’s management; adverse industry events; future legislative and regulatory developments; the inability to access sufficient capital from internal and external sources; the inability to access sufficient capital on favorable terms; realization of growth estimates, income tax and regulatory matters; the ability of the Company to implement its business strategies; competition; economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices; changes in customer demand; disruptions to the Company’s technology network, including computer systems and software; natural events such as severe weather, fires, floods and earthquakes; and risks related to health pandemics and the outbreak of communicable diseases. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise, except in accordance with applicable securities laws.

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